UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(AMENDMENT NO. __)
ASTROTECH CORPORATION

(Name of Issuer)
Common Stock

(Title of Class of Securities)
046484101

(CUSIP Number)
R. Scott Nieboer
Curtiswood Capital, LLC
104 Woodmont Blvd., Ste 200
Nashville, TN 37205
(615) 386-0231

(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications)
July 10, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240,13d-1(f) or 240.13d-1(g), check the following box ☑.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	041443332

1	NAMES OF REPORTING PERSONS: Trace Partners, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 74-3039531

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Nevada

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,735,287

EACH	9	SOLE DISPOSITIVE POWERS:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,735,287

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,735,287

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.63%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	041443332

1	NAMES OF REPORTING PERSONS: Curtiswood Capital, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 74-3039527

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Tennessee

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,334

EACH	9	SOLE DISPOSITIVE POWERS:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,334

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,334

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	BD

CUSIP No.	041443332

1	NAMES OF REPORTING PERSONS: Trace Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 74-3039558

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Nevada

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,736,621

EACH	9	SOLE DISPOSITIVE POWERS:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,736,621

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,736,621

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.63%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO HC

CUSIP No.	041443332

1	NAMES OF REPORTING PERSONS: Robert Scott Nieboer I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		25,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,736,621

EACH	9	SOLE DISPOSITIVE POWERS:
REPORTING
PERSON		25,000

WITH	10	SHARED DISPOSITIVE POWER:

		1,736,621

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,761,621

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.79%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN HC

CUSIP No.	041443332

1	NAMES OF REPORTING PERSONS: Mark Forward Eberle I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,736,621

EACH	9	SOLE DISPOSITIVE POWERS:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,736,621

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,736,621

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.63%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN HC

1	NAMES OF REPORTING PERSONS: SMH Capital Advisors, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 76-0224835

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		709,474

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,731,178

EACH	9	SOLE DISPOSITIVE POWERS:
REPORTING
PERSON		4,809,861

WITH	10	SHARED DISPOSITIVE POWER:

		Not Applicable

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,809,861

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	29.47%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA

Item 1: Security and Issuer.
     This statement relates to the common stock, no par value per share (“Common Stock”), issued by Astrotech Corporation (the “Issuer”) whose principal executive offices are located at 907 Gemini Street, Houston, Texas 77058-2762
Item 2: Identity and Background.
(a-c, f) This Schedule D is being filed jointly by:
Trace Partners, LP, a Nevada limited partnership (“Trace”). Trace is an investment partnership and the sole member of Curtiswood Capital, LLC.
Curtiswood Capital, LLC, a Tennessee limited liability company (“Curtiswood”). Curtiswood is a registered broker-dealer.
Trace Management, LLC, a Nevada limited liability company (“Management”). Management is the general partner of Trace.
Robert Scott Nieboer, a United States citizen (“Nieboer”). Nieboer is the Chief Manager of Curtiswood, a member of Management, and a FINRA registered principal of Curtiswood.
Mark Forward Eberle, a United States citizen (“Eberle”). Eberle is a member of Management, and also a FINRA registered principal of Curtiswood.
SMH Capital Advisors, Inc., a Texas corporation (“SMH”). SMH is an investment adviser registered under the Investment Advisers Act of 1940. SMH has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D.
Each of Trace, Curtiswood, Management, Nieboer, Eberle and SMH is a “Reporting Person” and collectively they are “Reporting Persons”.
The principal business address of Trace, Curtiswood, Management, Nieboer and Eberle is 104 Woodmont Blvd., Ste. 200, Nashville, TN, 37205.
The principal business address of SMH is 4800 Overton Plaza, Suite 300, Ft. Worth TX 76109.
(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
Transactions disclosed under Item 5(c) would be applicable, with appropriate editing changes.
The funds for purchase of the shares disclosed under Item 5(b) by Trace and Curtiswood came from the working capital of each, and as to Nieboer and Eberle, from personal funds. No funds were borrowed for the specific purpose of purchasing the Shares. The general working capital of Trace and Curtiswood includes funds borrowed in the ordinary course of business.
Item 4. Purpose of Transaction.
Each of the Reporting Persons holds shares of Common Stock described herein for investment purposes. Each of the Reporting Persons have formed a group for the purpose of effecting a change in the present Board of Directors and certain senior management of the Issuer, in an effort to enhance shareholder value. One or more of them may contact other shareholders of the Issuer and/or other relevant parties to discuss any of the above.
Pursuant to an Investors’ Agreement Dated July 10, 2009 among the Reporting Persons (the “Investors’ Agreement”), each of the Reporting Persons has agreed to vote all of their shares of the Issuer owned or over which such person has voting control as follows:
a) to elect such persons as shall be mutually determined by and acceptable to the Investors to the Board of the Directors including in possible opposition to certain of the current directors; and
b) to effectuate a change in certain senior members of management in order to align the business direction of the Issuer with the objectives of the Investors, as shareholders of the Issuer.
This description of the Investors’ Agreement is not necessarily complete, and reference is made to the copy of the Investors’ Agreement, which is attached as Exhibit 7.2 hereto.
At the present time none of the Reporting Persons have any present plans or intentions that would change the number or term of directors, or that would result in or relate to any of the transactions described in subparagraphs (a) through (c), (e), (f), (g), (h) or (i).
Item 5. Interest in Securities of the Issuer.
(a-e) As of the date hereof, the interests of the Reporting Persons may be deemed to be as follows:
(i)	Trace is the beneficial owner of 1,735,287 Shares representing 10.63% of such class of securities, based upon the 16,323,968 shares (the “Outstanding Shares”) the Reporting Persons believe to have been outstanding as of May 7, 2009 as reported in the Issuer’s report on Form 10-Q for the quarterly period ended March 31, 2009.

(ii)	Curtiswood is the beneficial owner of 1,334 shares of Common Stock representing less than 1% of the Outstanding Shares, of which 1 share of Common Stock is outstanding and 1,333 shares may be acquired upon conversion of a security, and has shared voting power and shared dispositive power with respect to such Shares. Curtiswood does not have the sole voting power or dispositive power with respect to any Shares to which this filing relates.

(iii)	Trace Management is the beneficial owner of 1,736,621 shares of Common Stock representing 10.63% of the Outstanding Shares, and has shared voting power and shared dispositive power with respect to such Shares. Trace Management does not have the sole voting power or sole dispositive power with respect to any Shares to which this filing relates.

(iv)	Nieboer is the beneficial owner of 1,761,621 shares of Common Stock representing 10.79% of the Outstanding Shares. Nieboer has the sole voting power and sole dispositive power with respect to 25,000 Shares, being less than 1% of the Outstanding Shares. Nieboer has shared voting power and shared dispositive power with respect to 1,736,621 Shares, representing 10.63% of the Outstanding Shares.

(v)	Eberle does not own any of the Outstanding Shares or have the sole voting power and sole dispositive power with respect to any Shares. Eberle has shared voting power and shared dispositive power with respect to 1,736,621 Shares, representing 10.63% of the Outstanding Shares.

(vi)	SMH is deemed to be the beneficial owner of 4,809,861 Shares representing 29.47% of the Outstanding Shares. Various investment advisory clients of SMH are deemed to be a beneficial owner of those shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, due to its discretionary power to make investment decisions over such shares for its clients and its ability to vote such shares under certain circumstances. In all cases, persons other than SMH have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of those shares. To the knowledge of SMH, no individual client holds more than 5% of the class of Common Stock. SMH disclaims beneficial ownership of all such securities. SMH has the sole voting power with respect to 709,474 Shares and sole dispositive power with respect to 4,809,861 Shares representing 29.47% of the Outstanding Shares. SMH has shared voting power with respect to 3,731,178 Shares, representing 22.86% of the Outstanding Shares.
c) Information regarding transactions in the Common Stock by the Reporting Persons within the past sixty days is as follows:
Nieboer, Eberle, Trace, Trace Management and SMH have had no transactions in the Common Stock within the past sixty days.
On May 20, 2009 Curtiswood purchased convertible debentures of Astrotech in the principal amount of $10,000 due October 15, 2010 which are convertible into 666.7 Shares of Common Stock. The price paid for these convertible debentures was $5,900.00
On June 8, 2009 Curtiswood purchased convertible debentures of Astrotech in the principal amount of $10,000 due October 15, 2010 which are convertible into 666.7 Shares of Common Stock. The price paid for these convertible debentures was $4,500.00

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The Reporting Persons, other than Eberle, are parties to an Investors’ Agreement over which such Reporting Persons are to vote on the election of directors. Pursuant to the Investors’ Agreement, such Reporting Persons have agreed to vote their Shares to elect such persons as shall be mutually determined by those persons for election to the Board of Directors of the Issuer, including a possible opposition to certain of the current directors of the Issuer and to seek to effectuate a change in certain senior members of Management of the Issuer. Except for the Investors’ Agreement, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.
Item 7. Material to be filed as Exhibits.

Incorporated by reference or filed as exhibits hereto are the following:
7.1	Joint Filing Agreement

7.2	Investors’ Agreement among Reporting Persons (except Eberle) dated July 10, 2009.

SIGNATURE
     After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: July 10, 2009

SMH CAPITAL ADVISORS, INC.
By:	/s/ Jeff Cummer
Jeff Cummer, President

TRACE PARTNERS, L.P.
By:	Trace Management, LLC, its general partner

By:	/s/ R. Scott Nieboer
R. Scott Nieboer, Chief Manager

CURTISWOOD CAPITAL, LLC
By:	/s/ R. Scott Nieboer
R. Scott Nieboer, Chief Manager

TRACE MANAGEMENT, LLC
By:	/s/ R. Scott Nieboer
R. Scott Nieboer, Chief Manager

/s/ R. Scott Nieboer
Robert Scott Nieboer

/s/ Mark Forward Eberle
Mark Forward Eberle